Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397
Date: January 27, 2017

GE Oil and Gas
Supplemental Selected Financial
Information

January 26, 2017

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, Bear Newco, Inc. (“Newco”) will prepare and file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus of Newco and Baker Hughes (the “Combined Proxy Statement/Prospectus”).  Baker Hughes
and Newco will prepare and file the Combined Proxy Statement/Prospectus with the SEC, and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC.  This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN
IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY BAKER
HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker
Hughes and/or Newco through the website maintained by the SEC at www.sec.gov.  Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor
Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC.  Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on March
16, 2016, its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 26, 2016, its Quarterly Report on Form
10-Q/A for the quarter ended September 30, 2016, which was filed with the SEC on November 9, 2016 and certain of its Current Reports filed on Form 8-K.
Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 11, 2016, its Annual Report on Form 10-K/A for the year ended December 31, 2015, which was filed with the SEC on
February 19, 2016, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 which was filed with the SEC on October 25, 2016 and certain of its
Current Reports filed on Form 8-K.  These documents can be obtained free of charge from the sources indicated above.

2

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the
Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; the projected future financial performance of GE Oil & Gas, Baker Hughes and Newco; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,”
“project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-
looking statements, whether as a result of new information or developments, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

3

GE O&G - financial summary
($ in billions)
Summary financials
2013
2014
2015
2016
Orders
19.9
20.1
15.1
11.1
Equip.
10.9
10.2
6.6
3.7
Svcs.
9.0
9.9
8.5
7.4
Revenue
17.3
19.1
16.5
12.9
YoY variance%
10.1%
(13.8)%
(21.6)%
EBITDA%-a)
16.4%
17.5%
18.4%
15.3%
EBITDA-a)
2.8
3.3
3.0
2.0
FY'13
FY'14
FY'15
FY'16
EBIT-a)
2.4
2.8
2.4
1.4
EBIT%-a)
13.6%
14.5%
14.8%
10.8%
CAPEX
0.7
0.6
0.5
0.4
Orders by geography (FY'16)
Asia ~20%
Middle East, North Africa & Turkey ~21%
Sub-Saharan Africa ~6%
Russia & CIS ~3%
Europe~13%
Latin America ~13%
NAM ~24%
Backlog
$23.9
$25.0
$22.9
$20.8
Equipment
13.0
12.0
9.5
6.5
Services
10.9
12.9
13.4
14.3
FY'13
FY'14
FY'15
FY'16
Note: See footnotes hereto included on page 7, which are an
integral part of the selected financial data.
(a- Non-GAAP measure, EBIT is equivalent to Segment Profit

GE Oil & Gas selected financial data
($ in millions)
FY'14
FY'15
FY'16
Revenue ($MM)
19,085
16,450
12,898
Segment Profit / EBIT ($MM) -a)
2,758
2,427
1,392
Segment Profit Margin / EBIT -a)
14.5%
14.8%
10.8%
Depreciation & Amortization ($MM)
585
596
575
EBITDA ($MM)-a)
3,343
3,023
1,967
EBITDA %-a)
17.5%
18.4%
15.3%
Capex % of revenue
3.4%
3.2%
2.9%
Note: See footnotes hereto included on page 7, which are an
integral part of the selected financial data. (a- non-GAAP
measure

GE Oil & Gas selected financial data
($ in millions)
FY'14
FY'15
FY'16
Revenue ($MM)
19,085
16,450
12,898
Equipment
10,158
8,329
6,006
Services
8,926
8,121
6,892
Product Line Revenue ($MM)
Turbomachinery Solutions
5,787
5,431
4,352
Digital Solutions
2,478
2,333
2,173
Surface
3,208
2,192
1,370
Subsea Systems & Drilling
4,893
4,304
2,918
Downstream Technology Solutions
2,705
2,216
2,186
Backlog ($MM)
24,990
22,862
20,788
Equipment
12,049
9,454
6,474
Services
12,942
13,408
14,313
Orders ($MM)
20,072
15,137
11,061
Equipment
10,183
6,618
3,661
Services
9,888
8,519
7,399
Product Line Orders ($MM)
Turbomachinery Solutions
6,904
5,088
3,840
Digital Solutions
2,570
2,300
2,148
Surface
3,291
2,008
1,483
Subsea Systems & Drilling
4,340
2,962
1,591
Downstream Technology Solutions
2,967
2,778
1,997
Note: See footnotes hereto included on page 7, which are an
integral part of the selected financial data.

GE Oil & Gas selected financial data

Notes
1. Revenue and Segment Profit represent industrial operating segment results of the Oil & Gas segment (the "O&G
Segment Results") as reported within General Electric ("GE")
Company's SEC filings, which are prepared in conformity with
U.S. generally accepted accounting principles. Such
information has been prepared solely for purposes of
consolidation by GE, and not for stand-alone financial
reporting purposes. GE is currently preparing stand-alone
financial statements (the "O&G F/S") for inclusion in a
combined proxy statement and registration statement on Form
S-4. The O&G F/S are expected to differ from the O&G
Segment Results, and those differences, which may include
(but are not limited to) goodwill, differences in the scope
of assets and liabilities contributed in connection with the transaction, and those items described in notes 2 and 3
below, may be material.

2. Segment revenues include revenues and other income
related to the segment. Segment profit is determined based
on internal performance measures used by the Chief Executive
Officer (CEO) to assess the performance of each business in
a given period. In connection with that assessment, the CEO
may exclude matters such as charges for restructuring;
rationalization and other similar expenses; acquisition
costs and other related charges; technology and product
development costs; certain gains and losses from
acquisitions or dispositions; and litigation settlements or
other charges, for which responsibility preceded the current management team. For each of the years ended December 31,
2014, 2015 and 2016, excluded charges (pre-tax) aggregated
$0.2B, $0.5B, and $0.8B, respectively. Intercompany
transactions are reflected in Revenue and Segment Profit on
the basis of GE policies and procedures.

3. Segment profit excludes the portion of earnings or loss
attributable to non-controlling interests of consolidated
subsidiaries, and as such only includes the portion of
earnings or loss attributable to our share of the
consolidated earnings or loss of consolidated subsidiaries.
Segment profit also excludes interest and other financial
charges and income taxes. For purposes of this presentation, segment profit may also be referred to as EBIT. Certain GE
corporate costs, such as shared services, employee benefits
and information technology are allocated to our segments
based on usage. A portion of the remaining corporate costs
is allocated based on each segment's relative net cost of
operations.

4. Revenue, Product Line Revenue and Segment Profit reflect
the historical operations of acquired businesses from their
date of acquisition and the historical operations of
divested businesses through their date of disposal. Such
activities include, but are not limited to: - the Advanced
Sensors and Wayne dispositions within Digital Solutions on
December 19, 2013 and June

20, 2014, respectively; and
- the Industrial Air & Gas Technology disposition and
the Reciprocating Compression acquisition within
Downstream Technology Solutions on June 30, 2015 and June 2,
2014, respectively.

5. The mathematical aggregation of revenue reported for GE
O&G's five product lines differs from revenue reported
for GE O&G as a whole due principally to eliminations on
inter-product line sales of products and services, which are reflected as an adjustment to the revenue reported for GE
O&G but not as an adjustment to the revenue reported for
each of the five product lines. In addition, revenue and
orders for GE O&Gs five product lines have been recast
retrospectively (with no impact on GE OvG as a whole) to
reflect the effect of internal realignments of individual
businesses within GE O&G.